 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Davis, A. Dano (Last) (First) (Middle) 4310 Pablo Oaks Court (Street) Jacksonville, FL 32224 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Winn-Dixie Stores, Inc. WIN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/27/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								904,474	I	Dano Trust
Common Stock								376,016	I	Trusts (a)
Common Stock	03/27/2003		J(b)		21,924	D	N/A	862,504	I	D.D.I., Inc. (a)
Common Stock	03/27/2003		J(b)		24,651	D	N/A	862,504	I	D.D.I., Inc. (a)
Common Stock	03/27/2003		J(b)		8,369	D	N/A	23,952	I	Estuary Corporation (a)
Common Stock								3,000	I	Trusts as remaindermen (a)
Common Stock	03/27/2003		J(b)		93,030	D	N/A	5,046,169	I	DAVFAM, Ltd. (a)
Common Stock	03/27/2003		J(b)		316,336	D	N/A	5,046,169	I	DAVFAM, Ltd. (a)
Common Stock	03/27/2003		J(b)		84,532	D	N/A	5,081,846	I	DAVFAM II, Ltd. (a)
Common Stock	03/27/2003		J(b)		708,758	D	N/A	5,081,846	I	DAVFAM II, Ltd. (a)
Common Stock	03/27/2003		J(b)		1,070	D	N/A	343,161	I	FND, Ltd. (a)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

(a) As to a portion of the shares reported on this line, the filing of this statement shall not be construed as an admission that A. Dano Davis is, for the purpose of Section 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares of stock and A. Dano Davis disclaims beneficial ownership of such shares of stock.

(b) Effective March 27, 2003, 19,988 shares of D.D.I., Inc. "DDI" common stock and 120,661 shares of Estuary Corporation "Estuary" common stock were distributed from a trust that A. Dano Davis is trustee for the benefit of his sister. The effect of such transactions is a reduction in Winn-Dixie Stores, Inc. common stock n/o DDI, Estuary, DAVFAM, Ltd. "DAVFAM", DAVFAM II, Ltd. "DAVFAM II" and FND, Ltd. through the trust's interest as a shareholder of DDI and Estuary. FND, Ltd. is a shareholder of Estuary and a limited partner of DAVFAM. Estuary is the general partner of FND, Ltd. DDI and Estuary are limited partners of DAVFAM and DAVFAM II, and members of SIVAD Investors, LLC, general partner of DAVFAM, and SIVAD II Investors, LLC, general partner of DAVFAM II.

By:	Date:
/s/ H. J. Skelton	03/27/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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